Filed by New Focus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

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[NEW FOCUS(R) LOGO]

Company Meeting
September 22, 2003

Disclaimer

Any remarks that we may make about future expectations, plans and prospects for Bookham constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995.  Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in our Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is on file with the Securities and Exchange Commission.  Forward-looking statements represent Bookham’s estimates as of the date made, and should not be relied upon as representing Bookham’s estimates as of any subsequent date.  While Bookham may elect to update forward-looking statements in the future, it disclaims any obligation to do so.

Similarly, any remarks that we may make about future expectations, plans and prospects for New Focus constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties and actual results may differ materially as a result of various important factors, including those discussed in our Annual Report on Form 10-K for the year ended December 29, 2002, which is on file with the Securities and Exchange Commission. While New Focus may elect to update forward-looking statements in the future, it disclaims any obligation to do so.

Merger of New Focus with Bookham - transaction highlights

•                              Bookham acquires New Focus for $191 million in stock

•                        84 million shares, including assumed exercise of options

•                        Fixed net cash distribution of approximately $140 million to New Focus stockholders

•                        $4.91 price based on September 19. 2003 in London

•                        27.4% pro forma ownership for New Focus stockholders

•                              Acquisition benefits for Bookham:

•                        New Focus business has $25 million per year of complementary non-telecom revenue

•                        New Focus business close to breakeven today with good growth prospects and improving margins

•                        $105 million of cash on closing balance sheet

•                        Low-cost China manufacturing facility

•                              Acquisition benefits for New Focus:

•                        Valuable return for stockholders

•                        Maintains current business prospects

•                        Synergies with Bookham products and distribution channels

Strategic rationale for Bookham

•                              Accelerates development of non telecom optical business

•                        Non telecom revenues will increase from 6% to 20% of total Bookham revenues

•                              Reduces dependency on major telecom customers

•                        Adds roster of important semiconductor and defense customers including KLA-Tencor, ASML, other major semiconductor equipment manufacturers as well as several tier-one defense contractors

•                              Expands low cost manufacturing capability through state-of-the-art Chinese facility

•                              Establishes strong Bookham presence in Silicon Valley

•                              Accelerates time to operating cash breakeven

Bookham Overview

Bookham - key facts

•                              Founded in 1988

•                              1998: First commercial products (transceivers)

•                              1998: Intel and Cisco invest in Bookham

•                              April 2000: Traded on NASDAQ and London Stock Exchange (LSE)

•                              Feb 2002: Acquired Marconi’s optical component business

•                        Fab and actives; Became a player in tunable lasers and modulators

•                              November 2002: Acquired Nortel Networks Optical Components

•                        Acquired one of largest product line in the industry

•                              December 2002: Gained number 2 position worldwide in telecom optical components

•                              July 2003: Acquired Cierra Photonics

•                        Opens up new market opportunities with thin film filters

•                              August 2003: Completed integration/closure of former Nortel facilities

Bookham facilities (1865 employees)

Caswell, UK
Main GaAs and InP fab

180k sq ft
37k sq ft clean room

Established 1940s

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Paignton, UK
Main A&T facility

240k sq ft
92k sq ft clean room

Established 1970s

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Milton, UK
HQ

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Zurich, Switzerland
980 Pump Laser Chip

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Santa Rosa, US
TFF

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Kanata, Canada
R&D

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Number 2 in telecom optical components

Q2 2003 Telecom Optical Components Revenues
(estimates; excludes datacom and other revenues)

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Full product coverage
Both depth and breadth

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Non-telecom product lines

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•                              RF Microwave – MMICs

•                        Levers ~40yrs of MMIC experience of Caswell

•                  6” GaAs and 3” InP

•                  0.12/0.15um pHEMT/ 0.5um MESFET processes

•                  Strong MMIC design capability

•                        Customers are Tier 1 defense contractors (primarily European)

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•                              RF Optics

•                        Levers telecom capabilities

•                  Best-in-class telecom components

•                        Customers are Tier 1 defense contractors (primarily European)

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•                              Lasers – High power diodes

•                        Levers key technical strengths of Zurich

•                  High reliability (<50 FIT rate 980 pumps)

•                  High power and brightness

•                        Targets laser manufacturers of diode-pumped lasers

Bookham overall strategy

•                              Leverage position of market leadership to gain share in telecom

•                        Secure revenue base (supply agreements with Nortel and Marconi)

•                  Continue expansion into new tier 1 accounts

•                        Make ex-NNOC products available to all other customers

•                        Forward-integrate into subsystems (create barriers to entry)

•                  Use technology depth to deliver differentiation in cost, space and power consumption

•                        Exploit consolidation opportunities to gain added scale

•                              Develop non-telecom business

•                        Continue growth of MMICs

•                        Expand into related opportunities in industrial, datacom, military and aerospace

•                              Implement competitive cost structure

•                        Deliver on restructuring targets

•                        Realise scale benefits (R&D, manufacturing)

•                        Cash management

•                        Continuing cost-reduction

Next steps in process

•	Announcement		September 22

•	Integration planning
	•	Liam Nagle, COO meets with New Focus managers	September 24
	•	Set-up integration planning team
	•	Giorgio Anania, CEO presents Bookham strategy to New Focus employees	October 1 or 2
	•	Ongoing planning meetings

•	Stockholder vote		December

•	Close transaction		December / January

Timings subject to changes

Additional Information And Where To Find It

Bookham Technology, Inc. plans to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus and this Registration Statement on Form F-4 will contain a joint proxy statement/prospectus that Bookham Technology and New Focus, Inc. intend to file in connection with the merger transaction.  Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.   In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.  Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919 5384.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger.  Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above.  Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger.  Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above.  Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919 5384.